EXHIBIT 99.1

AMARC RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

DECEMBER 31, 2022, and 2021

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

		December 31,	March 31,
		2022	2022
	Note	($)	($)

ASSETS

Current assets
Cash	3	6,375,334	370,784
Amounts receivable and other assets	6	151,288	48,817
Marketable securities	4	248,536	311,293
		6,775,158	730,894
Non-current assets
Restricted cash	5	525,034	178,550
Right-of-use asset	13	67,252	82,384
Total assets		7,367,444	991,828

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	741,886	413,278
Balances due to related parties	11	526,281	472,303
Director's loan	9	250,000	-
Lease liability	13	19,763	17,125
		1,537,930	902,706

Non-current liabilities
Director's loan	9	719,936	644,642
Lease liability	13	57,643	72,903
Total liabilities		2,315,509	1,620,251

Shareholders' equity
Share capital	10	65,228,921	65,228,921
Reserves	10	4,251,264	4,094,335
Accumulated deficit		(64,428,250)	(69,951,679)
		5,051,935	(628,423)

Total liabilities and shareholders' equity		7,367,444	991,828

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of (Income) Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended December 31,		Nine months ended December 31,
	Note	2022	2021	2022	2021
		($)	($)	($)	($)
Expenses
Exploration and evaluation	7(b)	2,123,387	1,210,119	10,714,921	4,993,106
Assays and analysis		305,763	133,434	415,664	268,050
Drilling		269,277	387,538	3,226,200	980,248
Geological, including geophysical		347,680	274,753	1,267,004	921,359
Helicopter and fuel		52,175	86,163	2,034,154	910,699
Property acquisition and assessments costs		64,170	57,725	170,708	59,456
Site activities		788,096	213,838	2,955,128	1,504,625
Socioeconomic		198,089	31,246	437,866	224,733
Technical data		45,415	6,520	67,915	26,928
Travel and accommodation		52,722	18,902	140,282	97,008

Administration		212,667	137,385	559,603	385,349
Legal, accounting and audit		7,623	34,108	35,137	76,245
Office and administration	12(b)	81,228	65,413	219,335	211,071
Rent		4,640	9,177	22,275	16,226
Shareholder communication		102,200	26,529	217,489	58,216
Travel and accommodation		16,400	1,243	38,852	1,428
Trust and regulatory		576	915	26,515	22,163

Equity-settled share-based compensation		13,236	–	116,376	–

Cost recoveries	7(b)	(3,090,775)	(1,231,515)	(16,103,562)	(5,605,240)

		(741,485)	115,989	(4,712,662)	(226,785)
Other items
Finance income		(47,188)	(3,218)	(51,339)	(17,072)
Interest expense – director's loans	9	35,574	25,205	99,574	75,342
Accretion expense - office lease		2,343	2,819	7,410	7,728
Other fee income	7(b)	(175,501)	(30,343)	(960,882)	(336,164)
Amortization of Right-of-use asset		5,044	23,726	15,132	32,133
Transaction cost – director's loans	9	26,726	20,079	74,485	55,959
Loss on sales of marketable securities	4	–	–	2,429	–
Foreign exchange loss		788	11	2,424	562
Net (income) loss		(893,699)	154,268	(5,523,429)	(408,297)

Other comprehensive income
Items that will not be reclassified subsequently to loss:
Change in value of marketable securities		(82,536)	303,493	58,638	743,346
Total other comprehensive (income) loss		(976,235)	457,761	(5,464,791)	335,049

Basic and diluted income per share		-0.00	0.00	-0.03	-0.00

Weighted average number of common
shares outstanding		186,602,894	182,559,416	186,602,894	180,849,132

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - Expressed in Canadian Dollars)

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021

Net income (loss)	$893,699	$(154,268)	$5,523,429	$408,297

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	82,536	(303,493)	(58,638)	(743,346)
Total other comprehensive income (loss)	82,536	(303,493)	(58,638)	(743,346)

Comprehensive income (loss)	$976,235	$(457,761)	$5,464,791	$(335,049)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of Changes in (Deficiency) Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total
	(#)	($)	($)	($)	($)	($)	($)

Balance at April 1, 2021	180,602,894	64,744,721	2,262,652	(612,677)	3,220,107	(69,587,867)	26,936
Net income for the period	–	–	–	–	–	408,297	408,297
Other comprehensive income (loss) for the period	–	–	–	(743,346)	–	–	(743,346)
Total comprehensive income (loss)	–	–	–	(743,346)	–	408,297	(335,049)
Shares issued through exercise of warrants	6,000,000	300,000	–	–	–	–	300,000

Balance at December 31, 2021	186,602,894	65,044,721	2,262,652	(1,356,023)	3,220,107	(69,179,570)	(8,113)

Balance at April 1, 2022	186,602,894	65,228,921	2,386,230	(1,327,802)	3,035,907	(69,951,679)	(628,423)
Net income for the period	–	–	–	–	–	5,523,429	5,523,429
Other comprehensive income (loss) for the period	–	–	–	(58,638)	–	–	(58,638)
Total comprehensive income (loss)	–	–	–	(58,638)	–	5,523,429	5,464,791
Issuance of share purchase warrants	–	–	–	–	99,191	–	99,191
Equity-settled share-based compensation	–	–	116,376	–	–	–	116,376
Balance at December 31, 2022	186,602,894	65,228,921	2,502,606	(1,386,440)	3,135,098	(64,428,250)	5,051,935

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Nine months ended December 31,
	Note	2022	2021
		($)	($)
Operating activities
Income for the period		5,523,429	408,297
Adjustments for:
Amortization of right-of-use asset	13	15,132	32,133
Equity-settled share-based compensation		116,376	–
Office lease accretion per IFRS 16	13	7,410	7,728
Office base rent recorded as lease reduction per IFRS 16	13	(20,031)	(26,657)
Interest expense – director's loans	9	99,574	75,342
Transaction cost – director's loans	9	74,485	74,642

Changes in working capital items
Amounts receivable and other assets		(102,471)	(99,679)
Restricted cash		(346,484)	(60)
Accounts payable and accrued liabilities		331,036	143,307
Balances due to related parties		(45,596)	(543,083)
Net cash provided by operating activities		5,652,860	71,970

Investing activities
Proceeds from disposition of marketable securities		1,690	–
Net cash provided by investing activities		1,690	–

Financing activities
Net proceeds from issuance of common shares pursuant to
exercise of share purchase warrants	9(c)	–	300,000
Proceeds from director's loan		350,000	–
Net cash provided by financing activities		350,000	300,000

Net increase in cash		6,004,550	371,970
Cash, beginning balance		370,784	308,085
Cash, ending balance		6,375,334	680,055

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1. NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 14th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These Condensed Consolidated Interim financial statements as at and for the nine months ended December 31, 2022 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at December 31, 2022, the Company had cash of $6,375,334, a working capital of $5,237,228, and an accumulated deficit of $64,428,250.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact Amarc’s business and results of operations and the operations of contractors and service providers. The extent to which the COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning its severity and the actions taken to contain the virus or treat its impact, among others. The adverse effects on the economy, the stock market and Amarc’s share price could adversely impact its ability to raise capital, with the result that our ability to pursue development of the JOY, DUKE, IKE and HEARNE Districts could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operation and could delay its plans for development of its districts.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting

(“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations by the IFRS Interpretation Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended March 31, 2022. Results for the reporting period ended December 31, 2022 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its more recent annual financial statements, which are filed under the Company’s provide on SEDAR at www.sedar.com.

The Board of Directors of the Company authorized these Financial Statements for issuance on February 28, 2023.

(b) Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco was incorporated for the purposes of entering into an option agreement related to the JOY District. On March 30, 2021, Subco was dissolved, did not have any assets, liabilities, income or expenses, and all intercompany balances and transactions had been eliminated on consolidation.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

(c) Significant accounting estimates and judgements

The critical estimates and judgements applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited consolidated financial statements as at and for the year ended March 31, 2022.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(d) Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

3. CASH

The Company’s cash is invested in business accounts, which are available on demand by the Company.

4. MARKETABLE SECURITIES

As at December 31, 2022, the fair value of its current holdings was $248,536 (March 31, 2022 - $311,293) and the negative change of fair value adjustment of $62,757 for the period ended December 31, 2022 (December 31, 2021 – negative change of fair value adjustment of $743,346). The marketable securities include 550,000 units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on TSX-V exchange.

As at December 31, 2022, the Company held the following marketable securities:

Company	Shares/Warrants Held	Cost	Fair Value	Fair Value Increase(Decrease)
	(#)	($)	($)	($)
Carlyle Commodities Corp - Shares	550,000	907,500	123,750	(783,750)
Carlyle Commodities Corp - Warrants	550,000	727,000	80,000	(647,000)
Other	1,331,075	14,237	44,786	30,549
Total	2,431,075	1,648,737	248,536	(1,400,201)

During the nine months ended December 31, 2022, the Company sold some of its holdings of marketable securities and realized $2,429 net losses.

5. RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6. AMOUNTS RECEIVABLE AND OTHER ASSETS

	December 31, 2022	March 31, 2022
	($)	($)
Sales tax refundable	83,376	25,354
Contribution receivable (note 7(b))	–	1
Prepaid	67,912	23,462
	151,288	48,817

7. EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

Below is a summary of the Company’s major exploration property interests, together with the material property transactions.

(a) IKE District

The IKE Property mineral claims (a subset of the IKE District mineral tenure) carry a Net Smelter Return (“NSR”) royalty obligation of 1%, subject to a $2 million cap and which the Company is able to purchase at any time by payment of the same amount. These claims carry an additional NSR royalty of 2%, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

The Granite Property mineral claims (a subset of the IKE District mineral tenure) are subject to a 2% NSR royalty which can be purchased for $2 million. In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

The entire IKE District is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

(b) JOY District

In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors to purchase 100% of the JOY Property mineral claims (a subset of the JOY District mineral tenure) for the reimbursement of the vendor’s direct acquisition costs of $335,299. This Property is subject to an underlying NSR royalty held by a former owner which is capped at $3.5 million.

In addition, the Company concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 pursuant to which the Company can purchase 100% of the PINE Property mineral claims (a subset of the JOY District Mineral tenure).

In October 2018, Amarc acquired a 100% interest in Cascadero’s 49% interest in the PINE Property by completing total cash payments of $1,000,000 and issuing 5,277,778 common shares.

In December 2019, the Company amended the GFTEC Agreement to purchase GFTEC’s 51% interest in the PINE Property. Under the terms of the amendment Amarc will purchase outright GFTEC’s 51% interest in the 323 km2 PINE Property by issuing to GFTEC 5,000,000 common shares of the Company. As such Amarc now holds a 100% interest in the PINE Property mineral claims.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The PINE Property is subject to a 3% underlying NSR royalty payable to a former owner. The Company has reached an agreement with the former owner to cap the 3% NSR royalty at $5 million payable from production for consideration totaling $100,000 and 300,000 common shares payable in stages through to January 31, 2019 (completed).

GFTEC retains a 2.5% net profits interest (“NPI”) royalty on mineral claims comprising approximately 96% of the PINE Property, which are subject to a NSR royalty payable to a former owner (“Underlying NSR”) and a 1% NSR royalty on the balance of the claims that are not subject to the Underlying NSR royalty. The NPI royalty can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.5% through the payment to GFTEC of $2.5 million in cash or shares.

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula Property, located internal to the wider JOY District mineral tenure. The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

JOY District Agreement with Freeport

On May 11, 2021, the Company and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly-owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX) entered into a Mineral Property Earn-in Agreement (the “Agreement”) whereby Freeport may acquire up to a 70% ownership interest of the Company’s JOY porphyry Cu-Au District Property.

Under the terms of the Agreement, Freeport has a two-stage option to earn up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over a 10 year period.

To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5- year term.

These optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc will be operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to operate the JOY District through a jointly owned corporation with Freeport assuming project operatorship.

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% interest, for a total 70% interest by sole funding a further $75 million within the following five years.

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

During the nine month period ended December 31, 2022, the Company incurred eligible and recoverable project costs of $13,754,040 included as expenses in the Consolidated Statements of Loss and Comprehensive Loss.

During the nine months ended December 31, 2022, the Company also earned a fee of $786,463 as the project operator.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c) DUKE District

The DUKE District is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 11(c)) to purchase a 100% interest in the DUKE Property mineral claims (a subset of the DUKE District mineral tenure) for the reimbursement of the vendor’s direct acquisition costs of $168,996.

On November 22, 2022, the Company announced that it had entered into a Mineral Property Earn-in Agreement (the " Agreement") with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund CDN$30 million of exploration and development expenditures within four years of the effective date of the Agreement, of which CDN$5 million is a committed amount to be spent in 2022 and early 2023. Amarc will be the operator during this initial earn-in stage.

Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional CDN$60 million of exploration and development expenditures at a minimum rate of CDN$10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator.

Upon Boliden finalizing its earned ownership interest, Amarc and Boliden will form either a 60:40 or 70:30 unincorporated joint venture to further advance the Duke District. At that stage each party will be responsible for funding its own pro-rata share of project costs, or be subject to customary equity dilution, converting to a capped royalty if it falls below a 10% participating interest.

(d) Other property transactions

Amarc received a non-refundable payment of US$200,000 (CDN$260,115) pursuant to an option agreement whereby an arms-length third party optionee had the right to earn an initial 51% interest in the Windfall Project, comprised of 25 mineral claims located within the IKE District (note 7(a)), by spending US$4.2 million on exploration by October 21, 2022. On May 25, 2021, this option agreement was terminated by mutual consent of both Amarc and the optionee.

On December 16, 2020 (the “Closing Date”), the Company closed the sale of its Newton property (“Newton”) located in south-central British Columbia (“BC”) to Isaac Mining Corp.(“IMC”), an arms- length private company and a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”) (CSE:CCC, FSE:1OZ, OTC:DLRYF). Amarc has received consideration comprising total cash of $300,000 from IMC and 5.5 million equity units (common share plus warrant) in Carlyle. The fair value of the 5.5 million shares of Carlyle on the Closing Date was recorded at $907,500, based on a per share value of $0.165, the closing quote of Carlyle’s common shares on December 16, 2020. The fair value of the 5.5 million warrants of Carlyle on the Closing Date was recorded at $727,000 using the Black-Scholes option pricing model. The fair value was calculated based on the following weighted average assumptions: Risk free-interest rate – 0.38%; Dividend yield – 0.00%; Expected volatility – 139.0%; Expected life – 4.98 years. On September 1, 2022, Carlyle consolidated its common shares on a basis of 10 to 1. The 550,000 warrants are exercisable at $5 per warrant with an expiry date of December 8, 2025.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2022	March 31, 2022
	($)	($)
Accounts payable	487,693	175,850
Accrued liabilities	254,193	237,428
Total	741,886	413,278

9. DIRECTOR’S LOAN

	Nine months ended	Year ended
	December 31, 2022	March 31, 2022
	($)	($)
Opening balance	644,642	570,000
Principal advances	350,000	–
Transaction costs	(99,191)	–
Amortization of transaction costs	74,485	74,642
Closing balance	969,936	644,642

	Nine months ended	Year ended
	December 31, 2022	March 31, 2022
	($)	($)
Non-current portion	719,936	644,642
Total	719,936	644,642

Finance expenses	For Nine months ended December 31,
	2022	2021
	($)	($)
Interest on loan	99,574	24,932
Amortization of transaction costs	74,485	17,197
Total	174,059	42,129

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum. On December 13, 2021, a total of $160,000 in interest was paid.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company entered into a Second Loan Amendment Agreement (“Loan Amendment”) dated May 25, 2022 pursuant to which it has agreed to a $100,000 increase to the existing $1 million Loan with the Lender. The Loan Amendment is unsecured, will bear interest at a rate of 10% per annum and is repayable on or before the earlier of November 26, 2024, the occurrence of a default or on achievement of financing milestones.

In connection with this Loan Amendment, Amarc will issue to the Lender a loan bonus in the form of 1,176,470 warrants (the "Bonus Warrants"), entitling the holder to acquire one common share of Amarc until November 26, 2024 at a price of $0.085 per share. The Bonus Warrants will be subject to a four month hold period commencing from the date of issuance thereof. The Loan and Bonus Warrants are subject to acceptance by the TSX Venture Exchange.

The proceeds from the Loan Amendment have been used to pay the initial option requirement of $100,000 for a five BC mineral claims group option dated May 16, 2022, from an arm’s length optionor. Total additional option payments are a further $900,000 at $100,000 per year, payable on or before May 31 of each year (total option payments are $1,000,000). The property is subject to a 2% NSR royalty, of which 1.5% is capped at $10 million.

As announced by the Company on June 15, 2022, a separate $250,000 6-month loan for 12% interest was included in the Loan Amendment and is repayable on achieving favorable milestones.

10. SHARE CAPITAL AND RESERVES

(a) Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

On August 20, 2020, 3,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $150,000.

On October 2, 2020, 2,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $100,000. $100 related to flow-through tax filing has been deducted from the gross proceeds as issuance costs.

Approximately $167,000 of the flow-through proceeds received were renounced to the shareholder as at December 31, 2020.

On December 2, 2021, 6,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $300,000.

As at December 31, 2022, the amount of flow-through proceeds remaining to be expended is approximately $383,000 (March 31, 2022 - $383,000), which in total must be incurred on or before December 31, 2023. The BCMETC cannot be claimed by the Company on mineral exploration expenses related to meeting expenditure commitments pursuant to the issue of flow-through shares; however, the BCMETC itself, once received, may be used for any purpose.

As at December 31, 2022, there were 186,602,894 (March 31, 2022 – 186,602,894) Common Shares issued and outstanding.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b) Share purchase options

On March 9, 2022, the Company granted 3.48 million incentive stock options to certain associates to acquire an aggregate of 3.48 million common shares at $0.12 per share, for a period of three to five years of which 50% are being granted to insiders. All of the options are subject to required TSXV acceptance and customary vesting provisions over 24 months. The fair value of these options at issue was determined to be $366,912 using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.65%; expected volatility of 139%; underlying market price of $0.12; strike price of $0.12; expiry term of 3 - 5 years; and, dividend yield of nil.

On July 8, 2022, the Company granted Kin Communications Inc. (“Kin”) 1,000,000 stock options entitling it to purchase 1,000,000 of the Company’s common shares at a price of $0.11 per share with a five-year term, vesting in four instalments of 25% each instalment, with the first instalment vesting 90 days after the Effective Date of the Investor Relations Agreement. The fair value of these options at issue was determined to be $88,486 using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 321%; expected volatility of 139%; underlying market price of $0.10; strike price of $0.11; expiry term of 3 - 5 years; and, dividend yield of nil.

The following summarizes changes in the Company’s share purchase options (the “Options”):

December 31,				December 31,
2022				2021
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding – beginning balance	0.09	5,480,000	0.05	2,000,000
Grant	0.11	1,000,000	-	-
Outstanding – ending balance	0.09	6,480,000	0.05	2,000,000

The following summarizes information on the options outstanding and exercisable as at December 31, 2022:

			Options Outstanding		Options Exercisable
Exercise price	Expiry date	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Remaining Contractual Life (years)	Number of Options

0.05	4-Oct-24	1.76	2,000,000	1.76	2,000,000
0.12	9-Mar-25	2.19	2,580,000	2.19	2,580,000
0.12	9-Mar-27	4.19	900,000	4.19	900,000
0.11	8-Jul-27	4.52	1,000,000	4.52	1,000,000
Total		2.69	6,480,000	2.69	6,480,000

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c) Share purchase warrants

The following common share purchase warrants were outstanding at December 31, 2022 and March 31, 2022:

		December 31,	March 31,
	Exercise price	2022	2022
Issued pursuant to the Loan (note 9)	0.05	16,000,000	16,000,000
Issued pursuant to the Loan (note 9)	0.085	1,176,470	–
Exercised		(11,000,000)	(11,000,000)
Total		6,176,470	5,000,000

(i) 2019 loan bonus warrants

In December 2019, 16,000,000 share purchase warrants were issued pursuant to the Loan (note 9). The fair value of these warrants at issue was determined to be $490,449 at $0.03 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.57%; expected volatility of 144%; underlying market price of $0.035; strike price of $0.05; expiry term of 5 years; and dividend yield of nil.

(ii) 2022 loan bonus warrants

In June 2022, 1,176,470 share purchase warrants were issued pursuant to the Loan (note 9). The fair value of these warrants at issue was determined to be $99,191 at $0.085 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 3.28%; expected volatility of 138%; underlying market price of $0.11; strike price of $0.085; expiry term of 2.45 years; and dividend yield of nil.

11. RELATED PARTY TRANSACTIONS

	December 31, 2022	March 31, 2022
Balances due to related parties	($)	($)
Hunter Dickinson Services Inc.	321,173	345,289
Robert Dickinson (interest payable)	198,515	111,260
United Mineral Services Ltd.	3,443	11,029
Thomas Wilson (CFO fees)	3,150	4,725
Total	526,281	472,303

(a) Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Note 9 includes the details of a director’s loan. Note 7(b) and 7(c) includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the directors of the Company.

During the nine months ended December 31, 2022 and 2021, the Company’s President, Chief Executive Officer and Director and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 11(b)).

During the nine months ended December 31, 2022, the Company recorded share-based compensation expense of $64,046 (December 31, 2021 - $nil) in relation to 1,750,000 (December 31, 2021 – nil) stock options issued to directors and officers of the Company.

During the nine months ended December 31, 2022, the Company incurred fees totaling $27,000 (2021 -$4,000) in respect of services provided by the Chief Financial Officer.

(b) Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the

Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third-party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Nine months ended December 31,
	2022	2021
(rounded to the nearest thousand CAD)	($)	($)
Services received from HDSI and as requested by the Company	686,000	583,000
Information technology – infrastructure and support services	45,000	52,000
Office rent	43,000	16,000
Reimbursement, at cost, of third-party expenses
incurred by HDSI on behalf of the Company	120,000	111,000
Total	894,000	762,000

(c) United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. There were no transactions with UMS that occurred during the nine months ended December 31, 2022 and 2021.

12. SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF LOSS

(a) Salaries, fees and benefits

Salaries, fees and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Nine months ended December 31,
	2022	2021
Salaries, fees and benefits	($)	($)
Exploration and evaluation expenses	4,494,000	969,000
Administration expenses	172,000	190,000
	4,666,000	1,159,000

(1)	rounded to the nearest thousand dollar
(2)	includes salaries and benefits included in office and administration expenses (note 12(b)) and other salaries and benefits expenses classified as administration expenses

(b) Office and administration expenses

Office and administration expenses include the following:

	Nine months ended December 31,
	2022	2021
	($)	($)
Salaries and Benefits	171,000	160,000
Data processing and retention	11,000	13,000
Insurance	22,000	24,000
Other office expenses	15,000	9,000
	219,000	206,000

(1)	rounded to the nearest thousand dollar

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

13. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1, 2021, and the lease expires on April 29, 2026.

Right-of-use asset

A summary of the changes in the right-of-use asset for the nine months ended December 31, 2022 and the year ended March 31, 2022 are as follows:

Right-of-use-asset	($)
Balance at March 31, 2021	-
Addition	100,877
Amortization	-18,494
Balance at March 31, 2022	82,383
Amortization	-15,132
Balance at December 31, 2022	67,251

Lease liability

On May 1, 2021, the Company entered into the lease agreement, which resulted in the lease liability of $100,877 (undiscounted value of $134,766, discount rate used is 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI.

A summary of changes in the lease liability during the nine months ended December 31, 2022 and the year ended March 31, 2022 are as follows:

Lease liability	($)
Balance at March 31, 2021	-
Addition	100,877
Lease payment – base rent portion	-21,288
Lease liability – accretion expense	10,438
Balance as at Mach 31, 2022	90,027
Current portion	17,124
Long-term portion	72,903

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Lease liability	($)
Balance at March 31, 2022	90,027
Lease payment – base rent portion	-20,031
Lease liability – accretion expense	7,410
Balance as at December 31, 2022	77,406
Current portion	19,763
Long-term portion	57,643

The following is a schedule of the Company’s future lease payments (base rent portion) under the lease obligations:

Future lease payments (base rent portion only)	($)
Fiscal 2023 (January 1, 2023 to March 31, 2023)	6,713
Fiscal 2024 (April 1, 2023 to March 31, 2024)	28,056
Fiscal 2025 (April 1, 2024 to March 31, 2025)	28,165
Fiscal 2026 (April 1, 2025 to March 31, 2026)	28,165
Fiscal 2027 (April 1, 2026 to April 29, 2027) (Note 6)	2,347
Total undiscounted lease payments	93,446
Less: imputed interest	-16,040
Lease liability as at December 31, 2022	77,406

14. FINANCIAL RISK MANAGEMENT

(a) Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity as well as its cash as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company’s investment policy is to invest its cash in highly liquid, short-term, interest-bearing investments having maturity dates of three months or less from the date of acquisition, which are readily convertible into known amounts of cash.

The Company is not subject to any imposed equity requirements.

There were no changes to the Company’s approach to capital management during the nine months ended December 31, 2022.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the nine months ended December 31, 2022, and 2021

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b) Carrying amounts and fair values of financial instruments

The Company’s marketable securities are carried at fair value based on quoted prices in active markets.

As at December 31, 2022 and March 31, 2022, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

(c) Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fair to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, and amounts receivable and other assets. The carrying values of these financial assets represent the Company’s maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash in high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company ensures that there is sufficient cash in order to meet its short-term business requirements after taking into account the Company’s holdings of cash.

The Company has sufficient cash to meet its commitments associated with its financial liabilities in the near term, other than the amounts payable to related parties.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash matures impact interest income earned.

As at December 31, 2022 and March 31, 2022, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at December 31, 2022 and March 31, 2022, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

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